Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	(Unaudited)
	For the Year Ended December 31,
$s in thousands	2017	2016	2015	2014	2013

Earnings (as defined):
Earnings before income taxes	$42,970	$55,301	$46,855	$61,050	$50,147
Fixed Charges	18,282	17,517	23,556	10,732	856
Earnings	$61,252	$72,818	$70,411	$71,782	$51,003

Fixed Charges (as defined):
Interest Expense	$18,157	$17,317	$23,370	$10,677	$828
Estimated Interest within rental expense	125	200	186	55	28
Fixed Charges	$18,282	$17,517	$23,556	$10,732	$856

Ratio of earnings to fixed charges	3.4	4.2	3.0	6.7	59.6